CAMDEN PROPERTY TRUST
3 Greenway Trust, Suite 1300
Houston, Texas 77046
May 30, 2008
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Camden Property Trust Form 10-K for Fiscal Year ended December 31, 2007 Forms 10-Q for Fiscal Quarter ended March 31, 2008 File No. 001-12110
Ladies and Gentlemen:
     The following is the response of Camden Property Trust (the “Company”) to the comments contained in the Staff’s comment letter dated May 19, 2008 concerning the above-referenced reports.
1.	The note indicates that you consolidate joint ventures that are not variable interest entities when you exercise control over major operating decisions through substantive participating rights. Since EITF 04-5 is addressing the situation of when a general partner is precluded from consolidating a partnership because of the substantive participating rights held by the limited partners, it presumably is not your GAAP basis for consolidating these partnerships. Please clarify to us how you have determined that consolidation of these partnerships is appropriate under SOP 78-9 or other applicable literature.
In evaluating our investments in subsidiaries or joint ventures for consolidation we first consider FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (as amended)(“FIN 46(R)”) and determine whether our investment represents a variable interest in a variable interest entity (“VIE”) as described in such guidance. If we determine we hold a variable interest in a VIE we will then determine whether we are the primary beneficiary. For those investments not within the scope of FIN 46(R) we evaluate those investments under the guidance of AICPA Statement of Position 78-9, “Accounting for Investments in Real Estate Ventures,” as amended by FASB Staff Position 78-9-1 “Interaction of AICPA Statement of Position 78-9 and EITF Issue No. 04-5.”
Clarification of our consolidation policy for subsidiaries and joint ventures will be included in future filings, as follows:
Principles of Consolidation. Our consolidated financial statements include our accounts, the accounts of variable interest entities (“VIEs”) in which we are the primary beneficiary, and the accounts of other subsidiaries and joint ventures

Securities and Exchange Commission
May 30, 2008

over which we have control. All intercompany transactions, balances, and profits have been eliminated in consolidation. Investments acquired or created are evaluated based on Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) 46R, “Consolidation of Variable Interest Entities,” which requires the consolidation of VIEs in which we are considered to be the primary beneficiary. If the investment is determined not to be within the scope of FIN 46R, then the investments are evaluated for consolidation under the American Institute of Certified Public Accountants’ Statement of Position 78-9, “Accounting for Investments in Real Estate Ventures,” as amended by Emerging Issues Task Force Issue No. 04-5, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights.”
2.	Please provide us with a more specific description of how the company applies the partial sale provisions of SFAS 66 when the company contributes property to a joint venture in which it holds or receives an ownership interest, such as that described in Note 7, and in situations when a joint venture in which the company sells property to an affiliated unconsolidated joint venture, such as that described in Note 8. Show us how you propose to revise this accounting policy in future filings. In addition, clarify to us how the $91.5 million gain on partial sale of nine properties in 2006 was determined. Your response should include the percentage ownership the company held in the affiliated joint venture and other relevant facts that determined the amount of the gain to be recognized on the partial sale.
The Company did not intend for the reader to interpret the Company’s accounting policy with respect to partial sales and contributions of real estate, as described in Note 7 and Note 8, as differing policies; in both Note 7 and Note 8, the Company intended for the reader to understand contributions of real estate to affiliated unconsolidated joint ventures are treated as partial sales when certain conditions are met, and the underlying gains reported by the Company are limited to only that portion of gain associated with the percentage sold to outside parties.. In future filings, the Company will clarify this policy by removing the second paragraph in note 8 and adding the following statement to Note 7 as the last sentence in the section Asset Dispositions and Partial Sales to Joint Ventures:
Our initial recorded investment in these joint ventures is comprised of our historical carrying value of the assets transferred on the date of the respective transaction multiplied by our ownership percentage in the joint venture.
As requested, the following is provided to clarify to you how the $91.5 million gain on partial sale of nine properties in 2006 was determined:
Overview: In September 2006, the Company and an unrelated third party formed a joint venture. The Company sold nine multifamily properties to the venture in return for cash and a 15% minority interest. The remaining 85% of the joint venture is owned by the unrelated third party.

Securities and Exchange Commission
May 30, 2008

Applicable Accounting Literature: The Company did not meet the requirements of paragraphs 5.d. and 18 of Statement of Financial Accounting Standards No. 66, “Accounting for Sales of Real Estate” (“SFAS 66”) and, as a result, was not able to utilize the full accrual method of recognizing profit on this transaction due to its 15% ownership interest in the joint venture. As a result, the Company followed the guidance of paragraphs 33 and 34 of SFAS 66 as retaining an equity interest in the joint venture represented a partial sale. Profit is to be recognized if:
•	The buyer is independent of the seller;
•	Collection of the sales price is reasonably assured;
•	The seller will not be required to support the operations of the property or its related obligations to an extent greater than its proportionate interests; and,
•	If the seller holds or acquires an equity interest in the buyer, the seller shall recognize the part of the profit proportionate to the outside interests in the buyer at the date of the sale.
The Company concluded the items in paragraphs 33 and 34 of SFAS 66 had been met and recorded this transaction as a partial sale.
Summary of Partial Gain Calculation: As the Company met the partial sale criteria listed above, the Company recorded a gain of approximately $91.5 million, which represented the 85% change in ownership of the underlying assets, and is summarized below (all amounts in millions):

Sales price of 9 assets	$234.4
less: Company basis in assets sold	<126.4>

$108.0
Change in ownership percentage	85%
Net gain before expenses	91.8
less: other transaction costs	< 0.3>

Gain recorded	$91.5
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

Securities and Exchange Commission
May 30, 2008

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions, please do not hesitate to contact the undersigned at (713) 354-2500.

Very truly yours, Michael P. Gallagher Vice President — Chief Accounting Officer